UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Abengoa, S.A. (the “Company”) has today filed its unaudited consolidated condensed interim financial statements and the accompanying notes thereto as of and for the six months ended December 31, 2015 with the Comisión Nacional del Mercado de Valores in Spain pursuant to Article 119 of the Texto Refundido de la Ley del Mercado de Capitales (as adopted by the Real Decreto Legislativo 4/2015, de 23 de Octubre). These accounts are available on the Company’s website at www.abengoa.com. The English version of these accounts will be furnished to the Securities and Exchange Commission on Form 6-K as soon as they are available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: February 29, 2016	By:	/s/ José Domínguez Abascal
Name: José Domínguez Abascal
Title: Executive Chairman